Exhibit 99.69

CANNTRUST HOLDINGS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of CannTrust Holdings Inc. (“CannTrust” or the “Corporation”) will be held at Homewood Suites by Hilton Toronto Vaughan, 618 Applewood Crescent, Vaughan, Ontario L4K 4B4, on Tuesday May 22, 2018 commencing at 2:00 p.m. (EST) for the following purposes:

(a)	to receive the audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the report of the auditor thereon;

(b)	to elect directors for the ensuing year;

(c)	to appoint RSM Canada LLP as auditors of the Corporation for the ensuing year and to authorize the board of directors of the Corporation to fix their remuneration; and

(d)	to transact such other business as may properly be put before the Meeting.

Only registered shareholders of record of CannTrust at the close of business on April 12, 2018, or the persons they appoint as their proxies, will be entitled to receive notice of and vote at the Meeting. Registered shareholders of CannTrust who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy to TSX Trust Company at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1 or by fax to (416) 595-9593.

In order to be valid for use at the Meeting, proxies must be received by TSX Trust Company by 2:00 p.m. (EST) on May 17, 2018 or, if the Meeting is adjourned or postponed, 48 hours prior to the time to which the Meeting has been adjourned or postponed, excluding Saturdays, Sundays and holidays. The chair of the Meeting may waive or extend the proxy cut-off without notice. Non-registered shareholders of CannTrust who receive these materials through their broker or other intermediary should carefully follow the instructions provided by their broker or intermediary.

DATED at Toronto, Ontario this 12th day of April, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Eric Paul”
Eric Paul
Director and Chief Executive Officer